

SE 13030673)MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68791

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-12-2011 (MM/DD/YY) AND ENDING 12-31-2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Keiser Analytics

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

527 Hudson Street, Suite 20-170
(No. and Street)

New York (City) NY (State) 10014 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken George 603-380-5435 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL LLP
(Name – *if individual, state last, first, middle name*)

110 Wall Street, 11th Floor (Address) New York (City) NY (State) 10005 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Keiser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Keiser Analytics, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

President

Title

Lior Shliechkorn
Notary Public, State of New York
No. 01sh6244752
Qualified in New York County
Commission Expires July 11, 2015



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEISER ANALYTICAL, LLC
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE PERIOD OCTOBER 12, 2011 THROUGH
DECEMBER 31, 2012

Contents


KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Independent Auditors' Report

To the Member
Keiser Analytical, LLC
New York, New York

Report on the financial statements

We have audited the accompanying statement of financial condition of Keiser Analytical, LLC (the "Company") as of December 31, 2012 and the related statement of operations, changes in member capital and cash flows for the period October 12, 2011 through December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

110 Wall Street, 11th Floor, New York, NY 10005 **212.785-9700**

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Keiser Analytical, LLC as of December 31, 2012, and the results of its operations and its cash flows for the period October 12, 2011 through December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5 and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5 and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5 and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is fairly stated in all material respects in relation to the financial statements taken as a whole.

KBL, LLP

KBL, LLP
New York, NY
February 11, 2013

KEISER ANALYTICAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

Assets		
Cash	$	31,678
Accounts receivables		17,266
Prepaid expense		1,942
Furniture and equipment *(net of accumulated depreciation of $1,467)*		2,533
Security deposit		1,990
Total assets	**$**	**55,409**

Liabilities and Member Capital		
Liabilities		
Accounts payable and accrued expenses	$	9,866
Total liabilities		**9,866**
Member capital		
Member capital		45,543
Total member capital		**45,543**
Total liabilities and member capital	**$**	**55,409**

The accompanying notes are an integral part of the financial statements.

KEISER ANALYTICAL, LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD OCTOBER 12, 2011 THROUGH DECEMBER 31, 2012

Revenue		
Consulting fees	$	90,500
Research revenue		4,771
Total revenue		**95,271**
Expenses		
Bank charges		81
Conference fees		4,984
Consulting fees		11,110
Depreciation		1,133
Dues and subscriptions		4,742
Meals and entertainment		7,093
Office expenses		3,279
General and administration		1,200
Professional fees		18,000
Regulatory fees		465
Rent		13,270
Research		2,714
Supplies		623
Telephone and communications		19,361
Travel		23,488
Total expenses		**111,543**
Net (loss)	**$**	**(16,272)**

The accompanying notes are an integral part of the financial statements.

KEISER ANALYTICAL, LLC
STATEMENT OF CHANGES IN MEMBER CAPITAL
FOR THE PERIOD OCTOBER 12, 2011 THROUGH DECEMBER 31, 2012

Member capital, beginning	$	61,815
Net (loss)		(16,272)
Member capital, December 31, 2012	**$**	**45,543**

The accompanying notes are an integral part of the financial statements.

KEISER ANALYTICAL, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD OCTOBER 12, 2011 THROUGH DECEMBER 31, 2012

Cash flows from operating activities		
Net (loss)	$	(16,272)
Adjustments to reconcile net (loss) to net cash used in operating activities:		
Depreciation		1,133
Changes in operating assets and liabilities		
Increase in accounts receivable		(17,266)
Decrease in prepaid expenses		258
Increase in security deposit		(1,990)
Increase in accounts payable and accrued expenses		8,958
Net cash used in operating activities		**(25,179)**
Decrease in cash		**(25,179)**
Cash, beginning of period		56,857
Cash, end of year	**$**	**31,678**

Supplementary disclosures of cash flow information		
Cash paid during the year for:		
Income taxes	$	0
Interest expense		0

NOTE 1 - ORGANIZATION

Keiser Analytical, LLC ("the Company") is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934. The Company was formed in January, 2011 in the State of New York. The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on October 12, 2011 and began operations on October 12, 2011, the Central Registration Depository ("CRD") membership effective date. Financial statements are only presented for the period from October 12, 2011 ("the date Company was granted membership") through December 31, 2012. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC").

Recently Issued Accounting Pronouncements:

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance accounting principles generally accepted in the United States.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

The Company is treated as a disregarded entity for federal and state income tax reporting purpose and, thus no federal or state income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to its member and reported on their individual tax return. The federal and state income tax returns of the individual are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

NOTE 3 – OPERATING LEASE

On February 29, 2012, the Company leased its corporate office facility under an operating lease agreement which will expire on February 28, 2013. Rent expense for the period ended December 31, 2012 was $13,270. Minimum lease payments for the operating lease in future periods is as follows:

December 31, 2013	$	1,990

NOTE 4 - FURNITURE AND EQUIPMENT

Furniture and equipment, net, consists of the following:

Furniture and equipment	$4,000
Accumulated depreciation	(1,467)
Furniture and equipment, net	$2,533

Depreciation expense for the period ending December 31, 2012 was $1,133

NOTE 5 - SUBSEQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, December 31, 2012, and February 11, 2013 when the financial statements were issued.

KEISER ANALYTICAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

Net capital		
Total member capital	$	45,543
Liabilities subordinated to claims of general creditors allowable in computation of net capital		
Non-allowable assets		23,731
Net capital before haircuts and undue concentration on securities positions		**21,812**
Haircuts and undue concentration on securities positions		--
	$	**21,812**
Aggregate indebtedness		
Items included in the statement of financial condition:		
Accrued expenses and other liabilities	$	9,866
	$	**9,866**
Ratio: aggregate indebtedness to net capital		.45 to 1
Computation of basic net capital requirement		
Minimum net capital required based on 6 2/3% of aggregate indebtedness	$	658
Computation of basis net capital requirement		
Minimum net capital required	$	5,000
Excess net capital at 100%	$	16,812

Reconciliation of December 31, 2012 audited computation of net capital and Company's unaudited December 31, 2012 Part IIA filing.

Unaudited December 31, 2012 net capital per December 31, 2012 Part IIA filing	$	21,812
Audit adjustments		--
Net capital	**$**	**21,812**

The accompanying notes are an integral part of the financial statements.

KEISER ANALYTICAL, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2012

The company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

The accompanying notes are an integral part of the financial statements.

KEISER ANALYTICAL, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2012

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The accompanying notes are an integral part of the financial statements.


KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Independent Auditors' Report on Internal Control

To the Member
Keiser Analytical, LLC
New York, New York

In planning and performing our audit of the financial statements of Keiser Analytical, LLC (the "Company") as of and for the period October 12, 2011 through December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

110 Wall Street, 11th Floor, New York, NY 10005 **212.785-9700**

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of business performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

KBL, LLP

KBL, LLP
New York, NY
February 11, 2013

KEISER ANALYTICAL, LLC
SUPPLEMENTAL SIPC REPORT
FOR THE PERIOD OCTOBER 12, 2011 THROUGH
DECEMBER 31, 2012


KBL
LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Supplemental SIPC Report

To the Member
Keiser Analytical, LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, , we have performed the procedures enumerated below with respect to the accompanying schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period October 12, 2011 through December 31, 2012, which were agreed to by Keiser Analytical, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating Keiser Analytical, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Keiser Analytical, LLC's management is responsible for Keiser Analytical, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the period October 12, 2011 through December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the period October 12, 2011 through December 31, 2012, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matter might have come to our attention that would have been reported to you.

This report is intended solely for the informational and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KBL, LLP

KBL, LLP
New York, NY
February 11, 2013

110 Wall Street, 11th Floor, New York, NY 10005 212.785-9700

KEISER ANALYTICAL, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD OCTOBER 12, 2011 THROUGH DECEMBER 31, 2012
SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		$ 238
Less Payment Made:		
Date Paid	**Amount**	
1/22/12	$ 7	
11/19/12	$22	29
Interest on late payment(s)		
Total Assessment Balance and Interest Due		$ 209
Payment made with Form SIPC 7		$ 209

See independent auditors' report

KEISER ANALYTICAL, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD OCTOBER 12, 2011 THROUGH DECEMBER 31, 2012

Total revenue	$ 95,271
Additions:	
Various (list)	
Total additions	$ --
Deductions:	
Other	--
Total deductions	$ --
SIPC NET OPERATING REVENUES	$ 95,271
GENERAL ASSESSMENT @ .0025	$ 238

See independent auditors' report